Exhibit 99.1

A

uthorisation Code : 234502427722 www.verify.gov.ky 23 October 2026 M C - 4142 1 0 Certificate of Incorporation on Change of Name I DO HEREBY CERTIFY that CubeBio Holdings Limited having by Special resolution dated 20th day of October Two Thousand Twenty - Six changed its name, is now incorporated under name of VIANIQ Holdings Limited Given under my hand and Seal at George Town in the Island of Grand Cayman this 21st day of October Two Thousand Twenty - Six An Authorised Officer, Registry of Companies, Cayman Islands .